UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73537 / November 6, 2014

Admin. Proc. File No. 3-15862

In the Matter of

GENOSYS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by GeNOsys, Inc., and the Commission has not chosen to review the decision on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to GeNOsys, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of GeNOsys, Inc., is revoked.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                            Brent J. Fields
                               Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *GeNOsys, Inc.,* Initial Decision Rel. No. 659 (Aug. 25, 2014), 109 SEC Docket 13, 2014 WL 4181614. The stock symbol and Central Key Index number are GNYS and 1145328 for GeNOsys, Inc.

INITIAL DECISION RELEASE NO. 659
ADMINISTRATIVE PROCEEDING
File No. 3-15862

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
GENOSYS, INC.	:	August 25, 2014
	:	

APPEARANCES: Thomas M. Melton, Daniel J. Wadley, and Alison J. Okinaka, for the Division of Enforcement, Securities and Exchange Commission

John R. Berger and Joshua E. Little for Respondent GeNOsys, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of GeNOsys, Inc. (GeNOsys). The revocation is based on GeNOsys' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). GeNOsys is delinquent in its periodic filings, having failed to file any periodic reports since it filed a Form 10-Q for the period ended August 31, 2011.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 5, 2014. GeNOsys filed an Answer on May 27, 2014, in which it admits the key factual allegations. A prehearing conference was held on June 10, 2014, at which a schedule for motions for summary disposition was established. *See GeNOsys, Inc.*, Admin. Proc. Rulings Release No. 1507, 2014 SEC LEXIS 1993 (June 10, 2014).

The Division of Enforcement (Division) filed a Motion for Summary Disposition (Motion), attaching two exhibits, on July 9, 2014.[1] GeNOsys filed an opposition on August 1, 2014, attaching, as Exhibit A, a July 31, 2014, engagement letter to GeNOsys from the auditing firm Piercy Bowler Taylor & Kern (Piercy) that is contingent upon GeNOsys paying Piercy a retainer fee (Resp. Ex. A). The Division filed a reply on August 11, 2014, attaching four exhibits.[2]

This Initial Decision is based on the Division's Motion, GeNOsys' Opposition, and the Division's Reply, as well as the Commission's public official records concerning GeNOsys, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice (Rule) 323. 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition pursuant to Rule 250. 17 C.F.R. § 201.250. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that GeNOsys' securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any required periodic reports since filing a Form 10-Q on November 25, 2011. OIP at 1-2. The Division requests that the registration of GeNOsys' securities be revoked, citing its delinquency, failure to remedy its past violations, and inability to ensure future compliance. Mot. at 1, 11-12. GeNOsys argues that it has made strides toward making its past-due filings and that it projects an ability to earn revenue going forward sufficient to maintain its compliance in the future. Opp'n at 2-4.

II. FINDINGS OF FACT

GeNOsys, Central Index Key No. 1145328, is a Utah corporation located in Provo, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 1; Answer at 1. Until a May 5, 2014, trading suspension, the common stock of GeNOsys was quoted on OTC Link operated by OTC Markets Group Inc. OIP at 1; Answer at 1. The Commission's public official records contained in EDGAR reflect that GeNOsys is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2011, on November 25, 2011. OIP at 1;

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[1] Division Exhibit (Div. Ex.) 1 is a printout from the Commission's EDGAR database showing all filings by GeNOsys as of July 8, 2014, and Div. Ex. 2 is a copy of a Form 12b-25 filed by GeNOsys on February 27, 2012, notifying the public that the company would be unable to timely file its Form 10-K for the period ended November 30, 2011. Although the Division did not file its exhibits with an affidavit, the documents it attached can all be officially noticed pursuant to Commission Rule of Practice 323. *See* 17 C.F.R. §§ 201.250(a), .323.

[2] The attached exhibits (Div. Reply Exs.) include a printout from the Commission's EDGAR database showing all filings by GeNOsys as of July 2, 2014 (Div. Reply Ex. 1); a copy of a September 23, 2011, Form 8-K filed by GeNOsys (Div. Reply Ex. 2); a copy of a June 10, 2014, Form 8-K filed by GeNOsys (Div. Reply Ex. 3); and a copy of GeNOsys' Form 10-Q for the period ended August 31, 2011, filed November 25, 2011 (Div. Reply Ex. 4).

Answer at 1; Div. Ex. 1; Div. Reply Ex. 4. GeNOsys last filed a Form 10-K annual report for the period ended November 30, 2010, on March 15, 2011. OIP at 2; Answer at 1; Div. Ex. 1. On February 27, 2012, GeNOsys filed a Form 12b-25, indicating that its Form 10-K for the period ended November 30, 2011, would not be filed timely. Div. Exs. 1-2. GeNOsys never filed its Form 10-K for the period ended November 30, 2011. Div. Ex. 1; Div. Reply Ex. 1.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. den.*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978). There is no genuine issue of material fact that GeNOsys failed to file its required periodic reports for any period after the quarter ended August 30, 2011. Accordingly, GeNOsys violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

GeNOsys' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). GeNOsys' violations are also recurrent in that it failed to file eleven consecutive periodic reports for approximately two-and-a-half years.[3] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Lab., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Additionally, GeNOsys has failed to file Forms 12b-25 informing investors of its inability to make its filings since it filed one for its missing Form 10-K for the period ended November 30, 2011. Div. Exs. 1-2.

With respect to culpability, the record shows that GeNOsys knew of its reporting obligations, but failed to comply with them. Following its last Form 10-Q, GeNOsys filed six Forms 8-K, following requirements to report material events, and it filed preliminary and definitive Schedule 14A proxy statements. Div. Ex. 1. Clearly, GeNOsys understood its Exchange Act reporting obligations, yet failed to file its periodic reports.

GeNOsys has made no creditable effort to remedy its past violations. The only evidence GeNOsys cites in support of its intent to comply is an engagement letter from Piercy to audit GeNOsys' past-due reports. Resp. Ex. A. The letter is inadequate proof of commitment to cure GeNOsys' delinquency. First, the letter notes that the engagement is contingent upon receipt of payment of a retainer, but there is no evidence that payment has been rendered by GeNOsys. Second, the letter states that Piercy will audit and perform reviews for the past-due reports from fiscal years 2011, 2012, and 2013, yet there is no representation that Piercy has been engaged to review the past-due reports for fiscal year 2014. Last, assuming that Piercy could complete the audits and interim reviews, GeNOsys estimates that it can file all required 2011 filings on or shortly after August 30, 2014, all required 2012 filings on or shortly after November 30, 2014, and all required 2013 filings in early 2015, which would extend well after the 120-day period allowed to decide this case. *See* 17 C.F.R. § 201.360(a)(2); OIP at 3; Opp'n at 2.

GeNOsys' effort to comply with its unambiguous reporting obligations comes only after being confronted by imminent revocation. Even assuming GeNOsys could become current in its filings as it projects, its "conduct prolongs indefinitely the period during which public investors would be without accurate, complete, and timely reports and significantly detracts from the Exchange Act's reporting requirements." *Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 SEC LEXIS 1193, at *28 (Apr. 4, 2014) (internal quotation marks omitted).

Similarly, GeNOsys' efforts to ensure future compliance fall short. GeNOsys represents that it has engaged accounting personnel to prepare the company's financial reports going forward. *See* Opp'n at 2-3. GeNOsys provided no evidence to support this. The company did file a Form 8-K on July 16, 2014, of which I take official notice pursuant to Rule 323, stating

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[3] The OIP lists ten delinquent filings, but as Div. Reply Ex. 1 shows, in the period between the issuance of the OIP and this Initial Decision, GeNOsys failed to file a Form 10-Q for the period ended May 31, 2014, which was due on July 15, 2014. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *23-24 n.31 (July 6, 2011) (noting that filing failures subsequent to the OIP may be considered in assessing appropriate sanctions (citing *Nature's Sunshine*, 2009 SEC LEXIS 81, at *22 n.27)).

that it entered into a consulting agreement with an independent contractor to provide accounting, bookkeeping, and chief financial officer related services, until the company becomes current with its periodic reporting obligations and completes its search for a permanent chief financial officer. Nevertheless, the ability to call upon an independent contractor as needed to perform accounting services is a significantly less concrete solution to its lack of compliance than hiring permanent accounting personnel, as GeNOsys' opposition suggests it did. *See* Opp'n at 3-4. GeNOsys also assures that it has a "superior economic outlook" that will allow it to "maintain a dedicated and professional accounting staff" going forward. *See id.* at 2-3. The foundation of its assurances is that the company expects "substantial revenue" from plans to license its products. *See id.* at 3-4. Nevertheless, GeNOsys has provided no evidence to support its projections of economic stability, and its representations, even if true, do not support its projections. Currently, GeNOsys represents that it has a single licensing agreement in place and a single letter of intent to license one of its products, and otherwise offers only "plans to license" two of its other products. *See id.* at 4.

Revocation of the registration of GeNOsys' registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that that the Division's Motion for Summary Disposition is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of GeNOsys, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge